Pricing Term Sheet	Filed pursuant to Rule 433
dated April 29, 2009	Registration File No. 333-152562
Supplementing the Preliminary
Prospectus Supplements
dated April 28, 2009
(To Prospectus dated July 28, 2008)

Textron Inc.
Concurrent Offerings of

20,700,000 Shares of Common Stock, par value $0.125 per share
(the “Common Stock Offering”)

and

$540,000,000 principal amount of
4.50% Convertible Senior Notes due 2013
(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated April 28, 2009 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated April 28, 2009 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated July 28, 2008, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-152562.

Issuer:	Textron Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	TXT / The New York Stock Exchange (“NYSE”).

Trade Date:	April 29, 2009.

Settlement Date:	May 5, 2009.

Common Stock Offering

Title of Securities:	Common stock, par value $0.125 per share, of the Issuer.

Shares Offered and Sold:	20,700,000 (or a total of 23,805,000 if the underwriters exercise their option to purchase up to 3,105,000 additional shares of the Issuer’s common stock in full).

Public Offering Price:	$10.50 per share / approximately $217.4 million total (excluding the underwriters’ option to purchase up to 3,105,000 additional shares of the Issuer’s common stock).

Underwriting Discounts and Commissions:	$0.4725 per share / approximately $9.8 million total (excluding the underwriters’ option to purchase up to 3,105,000 additional shares of the Issuer’s common stock).

Proceeds, Before Expenses, to the Issuer:	$10.0275 per share / approximately $207.6 million total (excluding the underwriters’ option to purchase up to 3,105,000 additional shares of the Issuer’s common stock).

Use of Proceeds:

The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $207.6 million ($238.7 million if the underwriters exercise their option to purchase up to 3,105,000 additional shares of the Issuer’s common stock in full), after deducting the underwriting discounts and commissions and before estimated offering expenses payable by the Issuer. The Issuer intends to use approximately $40.5 million of the net proceeds from the Common Stock Offering for the cost of the convertible note hedge transactions after such cost is partially offset from the sale of the warrant transactions. The Issuer intends to use the remainder of the net proceeds from the Common Stock Offering, together with the net proceeds from the Convertible Senior Notes Offering, to increase the Issuer’s liquidity and for general corporate purposes, including the repayment of consolidated debt.

Estimated Net Proceeds:

The Issuer expects to raise approximately $731.4 million in net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering, after deducting the underwriting discounts and commissions and before estimated offering expenses payable by the Issuer, assuming no exercise of either the underwriters’ option to purchase up to 3,105,000 additional shares of the Issuer’s common stock in the Common Stock Offering or the underwriters’ option to purchase up to $60,000,000 principal amount of Convertible Senior Notes in the Convertible Senior Notes Offering.

Capitalization:	The following table replaces the table set forth on page S-29 of the preliminary prospectus supplement for the Common Stock Offering:

	As of April 4, 2009
	(unaudited)
($ in millions)	Actual	As adjusted(1)	As further adjusted(2)
Cash and cash equivalents	$1,691	$1,858	$2,382
Manufacturing group:
Current portion of long-term debt and short-term debt	$5	$5	$5
Convertible senior notes	—	—	540
Other long-term debt	2,870	2,870	2,870
Total Manufacturing debt	2,875	2,875	3,415
Total Finance debt	7,954	7,954	7,954
Total debt	10,829	10,829	11,369
Shareholders’ equity:
Capital stock	34	37	37
Capital surplus	1,127	1,291	1,291
Retained earnings	3,106	3,106	3,106
Accumulated other comprehensive loss	(1,423)	(1,423)	(1,423)
Cost of treasury shares	(376)	(376)	(376)
Total shareholders’ equity	2,468	2,635	2,635
Total capitalization	$13,297	$13,464	$14,004

(1) After giving effect to the issuance and sale of the 20,700,000 shares of the Issuer’s common stock in the Common Stock Offering, after deducting the underwriting discounts and commissions and before offering expenses payable by the Issuer (assuming no exercise of the underwriters’ option to purchase up to 3,105,000 additional shares of the Issuer’s common stock) and after the application of the net proceeds in the manner described under “Use of proceeds” in the preliminary prospectus supplement for the Common Stock Offering.

(2) After giving effect to the issuance and sale of $540,000,000 principal amount of the Convertible Senior Notes, after deducting the underwriting discounts and commissions and before offering expenses payable by the Issuer (assuming no exercise of the underwriters’ over-allotment option to purchase up to $60,000,000 principal amount of additional Convertible Senior Notes).

Commissions and Discounts:

The underwriters have advised the Issuer that they propose to initially offer the shares of the Issuer’s common stock directly to the public at the Public Offering Price and to dealers at that price less a concession not in excess of $0.2677 per share. After the initial public offering of the shares of the Issuer’s common stock to the public, the Public Offering Price and other selling terms may be changed by the underwriters.

The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds to the Issuer, before estimated offering expenses payable by the Issuer. The information assumes either no exercise or full exercise by the underwriters of their option to purchase up to 3,105,000 additional shares of the Issuer’s common stock.

	Per share	Without option	With option
Public offering price	$10.5000	$217,350,000.00	$249,952,500.00
Underwriting discount	$0.4725	$9,780,750.00	$11,247,862.50
Proceeds, before expenses, to the Issuer	$10.0275	$207,569,250.00	$238,704,637.50

The expenses of the Common Stock Offering and the Convertible Senior Notes Offering, not including the underwriting discounts and commissions, are estimated to be $600,000 and are payable by the Issuer.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

Co-Managers:

Citigroup Global Markets Inc, Barclays Capital Inc, UBS Securities LLC, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce Fenner & Smith Incorporated, HSBC Securities (USA) Inc. and The Bank of Tokyo Mitsubishi UFJ, Ltd.

Convertible Senior Notes Offering

Convertible Senior Notes:	4.50% Convertible Senior Notes due 2013.

Aggregate Principal Amount Offered:

$540,000,000 principal amount of Convertible Senior Notes (or a total of $600,000,000 principal amount of Notes if the underwriters’ over-allotment option to purchase up to $60,000,000 principal amount of additional Convertible Senior Notes is exercised in full).

Public Offering Price:	$1,000 per Note / $540 million total.

Underwriting Discounts and Commissions:	$30 per Note / $16.2 million total.

Proceeds, Before Expenses, to the Issuer:	$970 per Note / $523.8 million total.

Maturity:	The Convertible Senior Notes will mature on May 1, 2013, unless earlier converted or repurchased by the Issuer at the holder’s option upon a fundamental change.

Interest Rate:	4.50% per year.

Interest Payment Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2009, to holders of record at 5:00 p.m., New York City time, on the immediately preceding April 15 or October 15, as the case may be.

NYSE Closing Stock Price on April 29, 2009:	$10.81 per share of the Issuer’s common stock.

Reference Price:	$10.50 per share of the Issuer’s common stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	25% above the Reference Price.

Initial Conversion Price:	Approximately $13.1250 per share of the Issuer’s common stock.

Initial Conversion Rate:	76.1905 shares of the Issuer’s common stock per $1,000 principal amount of the Convertible Senior Notes.

Conversion Trigger Price:	Approximately $17.0625, which is 130% of the Initial Conversion Price.

Settlement Method Election Deadline:	The references to “February 18, 2013” on page S-49 of the preliminary prospectus supplement for the Convertible Senior Notes Offering shall be replaced with “February 15, 2013.”

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Senior Notes Offering will be approximately $523.8 million (or a total of approximately $582.0 million if the underwriters’ over-allotment option to purchase up to $60,000,000 principal amount of additional Convertible Senior Notes is exercised in full), after deducting the underwriting discounts and commissions and before estimated offering expenses. The Issuer intends to use the net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering to increase the Issuer’s liquidity and for general corporate purposes, including the repayment of consolidated debt. The Issuer intends to use approximately $40.5 million of the net proceeds from the Common Stock Offering for the cost of the convertible note hedge transactions after such cost is partially offset from the sale of the warrant transactions.

Capitalization:	The following table replaces the table set forth on page S-39 of the preliminary prospectus supplement for the Convertible Senior Notes Offering:

	As of April 4, 2009
	(unaudited)
($ in millions)	Actual	As adjusted(1)	As further adjusted(2)
Cash and cash equivalents	$1,691	$2,215	$2,382
Manufacturing group:
Current portion of long-term debt and short-term debt	$5	$5	$5
Convertible senior notes offered hereby	—	540	540
Other long-term debt	2,870	2,870	2,870
Total Manufacturing debt	2,875	3,415	3,415
Total Finance debt	7,954	7,954	7,954
Total debt	10,829	11,369	11,369
Shareholders’ equity:
Capital stock	34	34	37
Capital surplus	1,127	1,127	1,291
Retained earnings	3,106	3,106	3,106
Accumulated other comprehensive loss	(1,423)	(1,423)	(1,423)
Cost of treasury shares	(376)	(376)	(376)
Total shareholders’ equity	2,468	2,468	2,635
Total capitalization	$13,297	$13,837	$14,004

(1) After giving effect to the issuance and sale of $540,000,000 principal amount of the Convertible Senior Notes in the Convertible Senior Notes Offering, after deducting the underwriting discounts and commissions and before estimated offering expenses payable by the Issuer (assuming no exercise of the underwriters’ over-allotment option to purchase up to $60,000,000 principal amount of additional Convertible Senior Notes).

(2) After giving effect to the issuance and sale of 20,700,000 shares of the Issuer’s common stock in the Common Stock Offering, after deducting the underwriting discounts and commissions and before estimated offering expenses payable by the Issuer (assuming no exercise of the underwriters’ option to purchase up to 3,105,000 additional shares of the Issuer’s common stock) and after the application of the net proceeds in the manner described under “Use of proceeds” in the preliminary prospectus supplement for the Convertible Senior Notes Offering.

Commissions and Discounts:

The underwriters have advised the Issuer that they propose to initially offer the Convertible Senior Notes at a price of 100% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any, and to dealers at that price less a concession not in excess of 1.5% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any.

The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds to the Issuer, before estimated offering expenses payable by the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Note	Without Option	With Option
Public offering price	100%	$540,000,000	$600,000,000
Underwriting discount	3%	$16,200,000	$18,000,000
Proceeds, before expenses, to the Issuer	97%	$523,800,000	$582,000,000

The expenses of the Convertible Senior Notes Offering and the Common Stock Offering, not including the underwriting discounts and commissions, are estimated to be $600,000 and are payable by the Issuer.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

Co-Managers:

HSBC Securities (USA) Inc., The Bank of Tokyo Mitsubishi UFJ, Ltd., Merrill Lynch, Pierce Fenner & Smith Incorporated, Citigroup Global Markets Inc, Barclays Capital Inc, Deutsche Bank Securities Inc., UBS Securities LLC and Credit Suisse Securities (USA) LLC.

CUSIP Number:	882303 BN0

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate shall be increased for certain conversions in connection with a make-whole fundamental change based on the stock price and effective date for such make-whole fundamental change:

	Stock Price
Effective Date	$ 10.50	$ 11.00	$ 12.00	$ 14.00	$ 16.00	$ 18.00	$ 20.00	$ 22.00	$ 24.00	$ 26.00	$ 30.00	$ 40.00	$ 50.00	$ 60.00	$ 80.00	$ 100.00
May 5, 2009	19.0476	17.5421	14.6253	10.6336	8.1267	6.4612	5.3008	4.4544	3.8158	3.3145	2.5816	1.5316	0.9661	0.6172	0.2334	0.0570
May 1, 2010	19.0476	16.5446	13.4495	9.3539	6.8968	5.3392	4.3069	3.5805	3.0469	2.6387	2.0538	1.2237	0.7718	0.4891	0.1752	0.0314
May 1, 2011	19.0476	15.5067	12.0861	7.7414	5.3405	3.9464	3.0900	2.5287	2.1401	1.8525	1.4494	0.8764	0.5548	0.3491	0.1163	0.0072
May 1, 2012	19.0476	14.7186	10.3462	5.4842	3.2037	2.1239	1.5838	1.2832	1.0933	0.9579	0.7652	0.4717	0.2979	0.1833	0.0480	0.0000
May 1, 2013	19.0476	14.7186	7.1429	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year. If the stock price is:

•                  greater than $100.00 per share (subject to adjustment), the conversion rate will not be increased; or

•                  less than $10.50 per share (subject to adjustment), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 95.2381 per $1,000 principal amount of the Convertible Senior Notes (which number shall equal the quotient obtained by dividing $1,000 by the closing sale price of the Issuer’s common stock on the Pricing Date), subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rate adjustments” in the preliminary prospectus supplement dated April 28, 2009 for the Convertible Senior Notes Offering.

Convertible Note Hedge and Warrant Transactions

Convertible Note Hedge and Warrant Transactions:

The convertible note hedge transactions cover, subject to anti-dilution adjustments, approximately 41,142,870 shares of the Issuer’s common stock. Separately and concurrently with entering into the convertible note hedge transactions, the Issuer entered into warrant transactions whereby the Issuer sold to each of the hedge counterparties warrants to acquire, subject to customary anti-dilution adjustments, approximately 41,142,870 shares of the Issuer’s common stock. The warrant transactions have an initial strike price equivalent to 150% of the Reference Price. The cost of the convertible note hedge transactions, after being partially offset by the proceeds from the sale of the warrants, was approximately $40.5 million.

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated April 28, 2009 and an accompanying prospectus dated July 28, 2008) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free (866) 471-2526, or fax (212) 902-9316, or email prospectus-ny@ny.email.gs.com; or from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002.

This communication should be read in conjunction with the preliminary prospectus supplements dated April 28, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

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